UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



Public Utility Holding Company Act of 1935
File No. 70-9073
Report For Period: January 1, 2001 to March 31, 2001


In the Matter of:
CENTRAL AND SOUTH WEST CORPORATION AND
CENTRAL POWER AND LIGHT COMPANY, et al.


This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by Central Power and Light Company (CPL), a subsidiary of Central and South West Corporation (CSW), pursuant to an order issued by the Securities and Exchange Commission dated October 21, 1998 (HCAR 35-26931). The Better Choice Home Mortgage Program ("Better Choices Program") is a mortgage incentive program designed to promote efficient energy use and environmental conservation. The matter requires that CPL file quarterly reports providing the following information with respect to the Better Choices Program provided to nonaffiliates by CPL, Public Service Company of Oklahoma (PSO), Southwestern Electric Power Company (SWEPCO) and West Texas Utilities Company (WTU), (collectively, "Operating Companies")and American Electric Power Service Corporation, (AEPSC):
1) a balance sheet as of the relevant quarterly reporting date, 2) income statement for the preceding twelve months, and 3) the name of each Company providing the marketing services authorized by this order, the total number of Home Certifications made during the relevant period. This report covers the period from January 1, 2001 through March 31, 2001.

The requested information for the reporting period January 1, 2001 through March 31, 2001, is as follows:


     1) Copies of the Operating Companies and AEPSC balance sheet for the reporting period ended March 31, 2001 are attached as Exhibit 1.

     2) Copies of the Operating Companies and AEPSC income statement for the twelve months ended March 31, 2001 are attached as Exhibit 2.


     3) A) The name(s) of each company providing the marketing services authorized by this order during the period ended March 31, 2001 are: NONE.

     B) The total number of Home Certifications made during the period ended March 31, 2001 are: NONE.

                                S I G N A T U R E
                                -----------------


As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, Central Power and Light Company has duly caused this report to be signed on its behalf on this 30th day of May 2001.

                                      Central Power and
                                       Light Company, et al.

                                        /s/    Armando Pena
                                               Armando Pena
                                                Treasurer










                                INDEX TO EXHIBITS






Exhibit
Number                                      Exhibit


1 Balance sheet for the reporting period ended  March 31, 2001, as required for:
a)   Central Power and Light (CPL)
b)   Public Service Company of Oklahoma (PSO)
c)   Southwestern Electric Power Company (SWEPCO)
d)   West Texas Utilities Company (WTU)
e)   American Electric Power Service Corporation (AEPSC)

2 Income statement for the twelve months ended Marcch 31, 2001, as required for:
   a) Central Power and Light (CPL)
   b) Public Service Company of Oklahoma (PSO)
   c) Southwestern Electric Power Company (SWEPCO)
   d) West Texas Utilities Company (WTU)
   e)American Electric Power Service Corporation (AEPSC)

Central Power and Light Company                bit 1 (a)
Consolidated Balance Sheet                     e 1 of 2

                                                March 31,
                                                2001
                                               ousands)
ASSETS
Electric Utility Plant
    Production                                      $3,161,904
    Transmission                                       585,157
    Distribution                                     1,234,153
    General                                            239,473
    Construction work in progress                      168,726
    Nuclear fuel                                       237,499
                                               ----------------
                                                     5,626,912
  Less - accumulated depreciation                    2,316,202
                                               ---------------
                                                     3,310,710

Other Property and Investments                          45,357

Long-Term Energy Trading Contracts                      19,908
Current Assets
    Cash and cash equivalents                            4,849
    Accounts receivable:
        General                                         54,545
        Affiliated Companies                            34,636
    Fuel inventory, at LIFO costs                       38,423
    Materials and supplies, at average cost             52,994
    Under-recovered fuel costs                         125,223
    Energy Trading Contracts                            40,155
    Prepayments and other                                2,910
                    Total                              353,735

    Regulatory Assets                                  197,711
    Regulatory Assets Designated for Securitization    953,249
    Nuclear Decommissioning Trust Fund                  90,563
    Deferred Charges                                    47,251
                                               ---------------
                                                    $5,018,484
                                               ================




Central Power and Light Company                                     Exhibit 1 (a)
Consolidated Balance Sheet                                           Page 2 of 2

----------------------------------------------------------------------------------------
                                                                      As of 31,
                                                                        2001
                                                              --------------------------
                                                                     (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:  $25 par value
        Authorized shares:  12,000,000
        Issued and outstanding shares:  6,755,535                              $168,888
    Paid-in capital                                                             405,000
    Retained earnings                                                           790,175
                                                                             -----------
       Total Common Stock Equity                                              1,364,063

    Preferred stock
                                                                                  5,967
    CPL-obligated,Mandatorily Redeemable Preferred securities of
        Subsidiary Trust Holding Solely Junior Subordinated
        Debentures of CPL                                                       148,000
    Long-term debt                                                              942,861
                                                                            -----------
       Total Capitalization                                                   2,460,891
                                                                            -----------
                                                                            -----------

Current Liabilities
    Long-term debt due within One Year                                          511,700
    Advances from affiliates                                                    312,868
    Accounts payable                                                            108,821
    Payables to  affiliates                                                      42,982
    Taxes accrued                                                                83,097
    Interest accrued                                                             23,189
    Energy Trading Contracts                                                     39,500
    Other                                                                        36,439
                                                                            -----------
                                                                              1,158,596
                                                                            -----------

Deferred Income Taxes                                                         1,243,439
                                                                            -----------

Deferred Investment Tax Credits                                                 126,798
                                                                            -----------

Long-Term Energy Trading Contracts                                               19,493
                                                                            -----------

Deferred Credits                                                                  9,267
                                                                            -----------

Commitments and Contingencies (Note 8)

                                                                             $5,018,484
                                                                            ===========

Public Service Company of Oklahoma                        Exhibit 1 (b)
Consolidated Balance Sheet                                 Page 1 of 2

------------------------------------------------------------------------------
                                                         As of March 31,
                                                               2001
                                                        ----------------------
                                                           (thousands)
ASSETS
Electric Utility Plant
    Production                                                       $914,325
    Transmission                                                      399,558
    Distribution                                                      946,944
    General                                                           208,536
    Construction work in progress                                     160,620
                                                        ----------------------
                                                                    2,629,983
  Less - Accumulated depreciation                                   1,162,740
                                                        ----------------------
                                                                    1,467,243

Other Property and Investments                                         39,141
                                                        ----------------------

Long-Term Energy Ttading Contracts                                     16,463
                                                        ----------------------

Current Assets
    Cash  and Cash Equivalents                                         14,092
    Accounts receivable:
        Customers                                                      60,705
        Affiliated Companies                                            6,723
    Fuel inventory, at LIFO costs                                      21,300
    Materials and supplies, at average cost                            30,591
    Under-recovered Fuel Costs                                         45,991
    Energy Trading Contracts                                           33,207
    Prepayments and other                                               3,890
                                                             -----------------
                                                                      216,499
                                                             -----------------

Regulatory Assets                                                      23,150
                                                             -----------------

Deferred Charges                                                       28,411
                                                             -----------------

                                                                   $1,790,907
                                                             =================

Public Service Company of Oklahoma                               Exhibit 1 (b)
Consolidated Balance Sheet                                        Page 2 of 2

-------------------------------------------------------------------------------
                                                                As of March 31,
                                                                      2001
                                                            -------------------
                                                                  (thousands)

CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $15 par value
        Authorized shares:   11,000,000 shares
        Issued 10,482,000 shares and outstanding 9,013,000 shares $157,230 Paid-in capital
                                                                        180,000
    Retained earnings                                                   123,015
                                                                  -------------
       Total Common Stock Equity                                        460,245

    Cumulative Preferred Stock Not Subject
                                                                          5,283
         To Mandatory Redeemption
    PSO-obligated, mandatorily redeemable
      preferred securities of subsidiary
      trust holding solely Junior Subordinated Debentures of PSO         75,000
    Long-term debt                                                      450,899
                                                                    -----------
       Total Capitalization                                             991,427
                                                                    -----------
                                                                    -----------

Current Liabilities
    Long-term debt due within One Year                                       -
    Advances from affiliates                                            178,993
    Accounts payable                                                     67,306
    Payables to affiliates                                               66,205
    Customer deposits                                                    18,800
    Taxes accrued                                                         6,397
    Interest accrued                                                     11,085
    Energy Trading Contracts                                             32,665
    Other                                                                10,169
                                                                    ------------
                                                                        391,620
                                                                    ------------

Deferred  Income Taxes                                                  318,754
                                                                    ------------

Deferred Investment Tax Credits                                          35,335
                                                                    ------------

Regulatory Liabilities and Deferred Credits                              37,651
                                                                    ------------

Long-Term Energy Trading Contracts                                       16,120
                                                                    ------------


                                                                     $1,790,907
                                                                    ============

Southwestern Electric Power Company                                                             Exhibit 1 (c)
Consolidated Balance Sheet                                                                       Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                           $1,425,061
    Transmission                                                                                            523,948
    Distribution                                                                                          1,007,999
    General                                                                                                 326,967
    Construction work in progress                                                                            49,587
                                                                                           -------------------------
                                                                                                          3,333,562
  Less - Accumulated depreciation                                                                         1,474,266
                                                                                           -------------------------
                                                                                                          1,859,296

Other Property and Investments                                                                               40,731
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                           19,916
                                                                                           -------------------------

Current Assets
    Cash  and Cash Equivalents                                                                                2,515
    Accounts receivable
          Customers                                                                                          10,507
          Affiliated Companiess                                                                              20,642
    Fuel inventory, at average costs                                                                         39,677
    Underrecovered Fuel Costs                                                                                42,106
    Materials and supplies, at average cost                                                                  26,146
    Energy Trading Contracts                                                                                 40,171
    Prepayments and other                                                                                    15,730
                                                                                           -------------------------
                                                                                                            197,494

Regulatory Assets                                                                                            53,503
                                                                                           -------------------------

Deferred Charges                                                                                             34,511
                                                                                           -------------------------
                                                                                                         $2,205,451
                                                                                           =========================

Southwestern Electric Power Company                                                               Exhibit 1 (c)
Consolidated Balance Sheet                                                                         Page 2 of 2

----------------------------------------------------------------------------------------------------------------------
                                                                                                 As of March 31,
                                                                                                      2001
                                                                                            --------------------------
                                                                                                   (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $18 par value
        Authorized:   7,600,000 shares
        Issued and outstanding: 7,536,640 shares                                                       $      135,660
    Paid-in capital
                                                                                                              245,000
    Retained earnings                                                                                         295,248
                                                                                            --------------------------
        Total Common Stock Equity                                                                             675,908

    Preferred stock
                                                                                                                4,704

    SWEPCO-obligated, mandatorily redeemable preferred
securities of subsidiary trust holding solely Junior Subordinated
         Debentures of SWEPCO
                                                                                                              110,000
    Long-term debt                                                                                            494,897
                                                                                            --------------------------
        Total Capitalization                                                                                1,285,509
                                                                                            --------------------------

Other Noncurrent Liabilities                                                                                   11,824
                                                                                            --------------------------

Current Liabilities
    Long-term debt due within twelve months                                                                   150,595
    Advances from affiliates                                                                                   60,305
    Accounts payable                                                                                           65,562
    Payables to affiliates                                                                                     28,884
    Customer deposits                                                                                          16,868
    Taxes accrued                                                                                              43,343
    Interest accrued                                                                                           11,834
    Energy Trading Contracts                                                                                   39,518
    Other                                                                                                      12,419
                                                                                            --------------------------
                                                                                                              429,328
                                                                                            --------------------------

Deferred Income Taxes                                                                                         398,258
                                                                                            --------------------------

Deferred Investment Tax Credits                                                                                52,054
                                                                                            --------------------------

Regulatory Liabilities and Deferred Credits                                                                     8,977
                                                                                            --------------------------

Long-Term Energy Trading Contracts                                                                             19,501
                                                                                            --------------------------
                                                                                                           $2,205,451
                                                                                            ==========================

West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 1 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
ASSETS
  Electric Utility Plant
    Production                                                                                             $436,816
    Transmission                                                                                            236,149
    Distribution                                                                                            419,923
    General                                                                                                 111,852
    Construction work in progress                                                                            33,811
                                                                                           -------------------------
                                                                                                          1,238,551
  Less - Accumulated depreciation                                                                           523,888
                                                                                           -------------------------
                                                                                                            714,663

Other Property and Investments                                                                               23,681
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                            6,619
                                                                                           -------------------------

Current Assets
    Cash and Cash Equivalents                                                                                 3,744
    Accounts Receivable:
        Customers                                                                                            25,929
        Affiliated Customers                                                                                 13,822
        Allowance for Uncollectible Accounts                                                                  (108)
    Fuel inventory, at average costs                                                                         12,607
    Materials and Supplies, at average costs                                                                 11,128
    Under-recovered fuel costs                                                                               69,883
    Energy Trading Contracts                                                                                 13,351
    Prepayments and other                                                                                       232
                                                                                           -------------------------
                                                                                                            150,588
                                                                                           -------------------------

Regulatory Assets                                                                                            21,647
                                                                                           -------------------------

Deferred Charges                                                                                             11,521
                                                                                           -------------------------


                                                                                                           $928,719
                                                                                           =========================


West Texas Utilities Company                                                                    Exhibit 1 (d)
Balance Sheet                                                                                    Page 2 of 2

--------------------------------------------------------------------------------------------------------------------
                                                                                               As of March 31,
                                                                                                     2001
                                                                                           -------------------------
                                                                                                 (thousands)
CAPITALIZATION AND LIABILITIES
Capitalization
    Common stock:   $25 par value
        Authorized:  7,800,000 shares
        Issued and outstanding: 5,488,560 shares                                                           $137,214
    Paid-in capital
                                                                                                              2,236
    Retained earnings                                                                                       116,247
                                                                                           -------------------------
        Total Common Stock Equity                                                                           255,697

    Cumulative preferred stock:
                                                                                                              2,482
          Not Subject to Mandatory Redeemption
    Long-term debt                                                                                          255,874
                                                                                           -------------------------
        Total Capitalization                                                                                514,053
                                                                                           -------------------------
                                                                                           -------------------------

Current Liabilities
    Advances from affiliates                                                                                 67,816
    Accounts payable                                                                                         41,104
    Payables to affiliates                                                                                   30,684
    Customer Deposits                                                                                         4,321
    Taxes accrued                                                                                            23,945
    Interest accrued                                                                                          6,015
    Energy Trading Contracts                                                                                 13,133
    Other                                                                                                     7,269
                                                                                           -------------------------
                                                                                                            194,287
                                                                                           -------------------------

Deferred Income Taxes                                                                                       157,090
                                                                                           -------------------------

Deferred Investment Tax Credits                                                                              23,734
                                                                                           -------------------------

Long-Term Energy Trading Contracts                                                                            6,481
                                                                                           -------------------------

Regulatory Liabilities and Deferred Credits
                                                                                                             33,074
                                                                                           -------------------------

Commitments and Contingencies (Note 8)
                                                                                                           $928,719
                                                                                           =========================

American Electric Power Service Corp.                                                       Exhibit 1 (e)
 Balance Sheet                                                                               Page 1 of 1

----------------------------------------------------------------------------------------------------------------------
                                                                                              As of 31,
                                                                                                 2001
                                                                                 -------------------------------------
                                                                                             (thousands)
ASSETS
Property, Plant and Equipment
    General                                                                                                  $399,468
  Less - accumulated depreciation                                                                             174,203
                                                                                 -------------------------------------
                                                                                                              225,265
                                                                                 -------------------------------------

Investments                                                                                                    84,977
                                                                                 -------------------------------------

Current Assets
    Cash                                                                                                       13,877
    Accounts receivable                                                                                       299,620
    Prepayments                                                                                                10,216
                                                                                 -------------------------------------
                                                                                                              323,713
                                                                                 -------------------------------------

Deferred Income Taxes                                                                                          41,955
                                                                                 -------------------------------------

Regulatory Assets                                                                                               6,622
                                                                                 -------------------------------------

Deferred Charges                                                                                               12,205
                                                                                 -------------------------------------

                                                                                                             $694,737
                                                                                 =====================================

CAPITALIZATION AND LIABILITIES

Capitalization
    Common stock:  $100 par value
        Authorized shares:  20,000 shares
        Issued and outstanding shares:  13,500 shares                                                          $1,350
        Paid-in captial                                                                                           100
                                                                                 -------------------------------------
                                                                                 -------------------------------------
       Total Common Stock Equity                                                                                1,450
                                                                                 -------------------------------------

       Long-Term Debt (less current maturities)                                                                57,100
                                                                                 -------------------------------------

Other Noncurrent Liabilities
       Obligations Under Capital Leases                                                                        43,649
       Accrued Pension                                                                                         13,938
       Incentive Compensation Plans                                                                           108,581
       Other                                                                                                   20,908
                                                                                 -------------------------------------
       Total Other Noncurrent Liabilities                                                                     187,076
                                                                                 =====================================

Current Liabilities
    Long-term Debt                                                                                              2,000
    Advances from affiliates                                                                                  174,627
    Obligations Under Capital Leases                                                                           23,603
    Payables to affiliates                                                                                     38,425
    Accounts payable                                                                                            5,982
    Accrued taxes                                                                                              63,534
    Accrued vacation pay                                                                                       38,454
    Accrued payroll                                                                                            50,457
    Other                                                                                                      36,598
                                                                                 -------------------------------------
                                                                                                              433,680
                                                                                 -------------------------------------

Deferred Income Tax Credits                                                                                       889
                                                                                 -------------------------------------

Deferred Amounts Due to Affiliates for Income Tax Benefits                                                      7,196
                                                                                 -------------------------------------

Deferred Credits                                                                                                7,346
                                                                                 -------------------------------------

                                                                                                             $694,737
                                                                                 =====================================

Central Power and Light Company                                                                Exhibit 2 (a)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Electric Operating Revenues                                                                              $2,058,261
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    613,359
    Purchased Power                                                                                         371,533
    Other Operating                                                                                         319,309
    Maintenance                                                                                              61,393
    Depreciation and Amortization                                                                           166,979
    Taxes Other Than Federal Income Taxes                                                                    81,963
    Federal Income Taxes                                                                                    111,125
                                                                                         ---------------------------
                                                                                                          1,725,661
                                                                                         ---------------------------

Operating Income                                                                                            332,600
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    8,327
                                                                                         ---------------------------

Income Before Interest Charges                                                                              340,927
                                                                                         ---------------------------

Interest Charges                                                                                            124,468
                                                                                         ---------------------------



Net Income                                                                                                  216,459
    Less:  Preferred stock dividends                                                                            241
   (Loss) on reaquired perferred stock
                                                                                         ---------------------------
Net Income for Common Stock                                                                                $216,218
                                                                                         ===========================

Public Service Company of Oklahoma                                                             Exhibit 2 (b)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)


Electric Operating Revenues                                                                              $1,157,419
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    443,148
    Purchased Power                                                                                         300,967
    Other Operating                                                                                         132,497
    Maintenance                                                                                              47,102
    Depreciation and Amortization                                                                            76,976
    Taxes Other Than Federal Income Taxes                                                                    33,369
    Federal Income Taxes                                                                                     29,210
                                                                                         ---------------------------
                                                                                                          1,063,269
                                                                                         ---------------------------
Operating Income                                                                                             94,150
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    9,354
                                                                                         ---------------------------

Income Before Interest Charges                                                                              103,504
                                                                                         ---------------------------


Interest Charges                                                                                             39,566
                                                                                         ---------------------------

Net Income                                                                                                   63,938
  Less:  Preferred stock dividends                                                                              212
                                                                                         ---------------------------

Net Income for Common Stock                                                                                 $63,726
                                                                                         ===========================

Southwestern Electric Power Company                                                            Exhibit 2 (c)
Consolidated Statement of Income                                                                Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)


Electric Operating Revenues                                                                              $1,337,743
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    527,699
    Purchased Power                                                                                         234,951
    Other Operating                                                                                         164,029
    Maintenance                                                                                              76,053
    Depreciation and Amortization                                                                           105,452
    Taxes Other Than Federal Income Taxes                                                                    59,888
    Federal Income Taxes                                                                                     30,138
                                                                                         ---------------------------
                                                                                                          1,198,210
                                                                                         ---------------------------

Operating Income                                                                                            139,533
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    4,331
                                                                                         ---------------------------

Income Before Interest Charges                                                                              143,864
                                                                                         ---------------------------

Interest Charges                                                                                             58,986

Net Income                                                                                                   84,878
    Less: Preferred stock dividends
                                                                                                                229
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $84,649
                                                                                         ===========================

West Texas Utilities Company                                                                   Exhibit 2 (d)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Electric Operating Revenues                                                                                $671,265
                                                                                         ---------------------------

Operating Expenses and Taxes
    Fuel                                                                                                    214,479
    Purchased Power                                                                                         194,382
    Other Operating                                                                                          98,530
    Maintenance                                                                                              20,941
    Depreciation and Amortization                                                                            55,702
    Taxes Other Than Federal Income Taxes                                                                    26,396
    Federal Income Taxes                                                                                     12,883
                                                                                         ---------------------------
                                                                                                            623,313
                                                                                         ---------------------------
Operating Income                                                                                             47,952
                                                                                         ---------------------------

Nonoperating Income (Loss)                                                                                    (153)
                                                                                         ---------------------------

Income Before Interest Charges                                                                               47,799
                                                                                         ---------------------------

Interest Charges                                                                                             23,291
                                                                                         ---------------------------

Net Income                                                                                                   24,508

    Less: Preferred stock dividends
                                                                                                                104
                                                                                         ---------------------------
Net Income for Common Stock                                                                                 $24,404
                                                                                         ===========================

American Electric Power Service Corp.                                                          Exhibit 2 (e)
Statement of Income                                                                             Page 1 of 1

--------------------------------------------------------------------------------------------------------------------
                                                                                               Twelve Months
                                                                                              Ended March 31,
                                                                                                    2001
                                                                                         ---------------------------
                                                                                                (thousands)

Operating Revenues:
    Affiliated Companies                                                                                   $273,537
    Nonaffiliated Companies                                                                                     738
                                                                                         ---------------------------
        Total Revenues                                                                                      274,275
                                                                                         ===========================

Operating Expenses and Taxes
    Operation and Maintenance                                                                               245,161
    Taxes other than federal income taxes                                                                    17,523
    Depreciation and amortization                                                                             3,319
                                                                                         ---------------------------
       Total Expenses                                                                                       266,003

Operating Income                                                                                              8,272

Other Income and (Deductions)                                                                               (2,467)
                                                                                         ---------------------------
Income Before Interest Charges and Federal Income Taxes                                                       5,805

Interest Charges                                                                                              3,702
                                                                                         ---------------------------

Income Before Federal Income Taxes                                                                            2,103
                                                                                          .
Federal Income Tax                                                                                            2,103
                                                                                         ---------------------------

Net Income for Common Stock                                                                           $          --
                                                                                         ===========================
